Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces First Quarter Fiscal 2009

Financial Results

TORONTO, ON, November 10, 2008 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended September 30, 2008.

Selected Highlights

During the first quarter of fiscal 2009 and up to the date of this press release, the Company achieved the following significant milestones:

ELND005 (AZD-103) – Alzheimer’s Disease:

•

On October 20, 2008, Elan and Transition announced the achievement of the patient enrollment target for a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in patients with mild to moderate Alzheimer’s disease. Each patient’s planned treatment period is approximately 18 months;

TT-223 – Diabetes:

•

On September 11, 2008, Transition dosed the first patient in a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up. Approximately 80 patients with type 2 diabetes are expected to be enrolled in the study and will receive a daily treatment of TT-223 in addition to their current regimen of oral glucose lowering agents (metformin and/or thiazolidinediones);

Drug Discovery Initiatives:

•

On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to selected drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes

Medi-Tech Inc. (“Forbes”). In consideration for the acquisition of these assets and intellectual property rights, Forbes has received from Transition US$1 million, and will potentially receive up to an additional US$6 million in contingent consideration dependent on the successful achievement of certain developmental and regulatory milestones. These acquired discovery projects and other internal projects will be the focus of a small group of research scientists which shall operate through a newly formed United States-based subsidiary called Transition Therapeutics (USA) Inc.

Corporate Developments:

•

On October 3, 2008, the Company received 23,272,633 freely tradable common shares of Stem Cell Therapeutics Corp. (“Stem Cell”) pursuant to the terms of a share purchase agreement entered into on October 4, 2004. Under the terms of this agreement, the final $1,650,000 milestone payment was due from Stem Cell to Transition on September 30, 2008. Stem Cell has elected to make this payment in the form of Stem Cell common shares from treasury. The shares received are the only shares that Transition owns of Stem Cell and the Company does not intend to acquire any additional Stem Cell shares in the future.

Pipeline Review

ELND005 (AZD-103) for Alzheimer’s Disease

Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). In April 2007, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate ELND005 (AZD-103).

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patents with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months.

On October 20, 2008, Elan and Transition announced the patient enrollment target for the Phase 2 clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease was achieved.

TT-223 for Diabetes

Pre-clinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP-1 analogues or epidermal growth factor analogues. In humans, Transition’s Phase IIa clinical trial data showed that a 4-week therapy with TT-223 in combination with EGF (combination of gastrin analogue and epidermal growth factor analogue) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including haemoglobinA1C, for 6 months post-treatment. Pre-clinical and clinical data suggests gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes.

On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized.

Transition and Lilly are both funding the Phase II clinical trial with lead compound TT-223 in type 2 diabetes. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin-based therapeutic products worldwide.

To support the Phase II clinical development program for TT-223, Transition has performed two Phase I studies to expand the dose ranges for TT-223. The first study, a single ascending dose study of TT-223 in healthy volunteers and the second study, a multiple ascending dose study of TT-223 have both been completed.

In August 2008, Transition and its collaboration partner Lilly initiated a Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin and/or thiazolidinediones (TZDs) which is currently enrolling patients. Transition and its development partner Lilly are in discussions regarding the timing and planning of another clinical study with TT-223 in combination with a GLP1 analogue in type 2 patients.

Financial Review

Results of Operations

For the three months ended September 30, 2008, the Company recorded a net loss of $5,032,796 ($0.22 per common share) compared to a net loss of $4,098,978 ($0.18 per common share) for the three months ended September 30, 2007.

This increase in net loss of $933,818 or 23% is due to an increase in research and development expenses primarily resulting from an increase in clinical development costs related to ELND005 (AZD-103). The increase in net loss is also attributed to increases in general and administrative expenses and amortization expense as well as a decrease in interest income. The increase in net loss was partially offset by foreign exchange gains resulting from the Company’s US dollar investments.

Research and Development

Research and development expenses increased $1,016,249 or 37% from $2,765,799 for the three months ended September 30, 2007 to $3,782,048 for the three months ended September 30, 2008. This increase was primarily the result of a significant increase in clinical development costs related to the ongoing Phase II ELND005 (AZD-103) trial. The increase was partially offset by decreases in direct clinical program expenses that related to the Company’s TT-223 resulting from the reimbursement from Lilly.

General and Administrative

General and administrative expenses increased to $1,548,098 for the three months ended September 30, 2008 from $1,332,181 for the same period ended September 30, 2007. The increase of $215,917 or 16%, primarily resulted from increased stock option expense, salaries, and financial regulatory compliance costs, which were partially offset by a decreases in professional and regulatory costs as the comparative period contained increased costs associated with the NASDAQ listing of August 2007.

Interest Income, net

Interest income for the three months ended September 30, 2008 was $413,624 as compared to $ 596,479 for the three months ended September 30, 2007. The decrease in interest income, net of $182,855 or 31% primarily resulted from decreased cash balances due to cash disbursements during the three months ended September 30, 2008.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2008	June 30, 2008
	$	$
ASSETS
Current
Cash and cash equivalents	26,885,506	22,952,865
Held-to-maturity investments	31,213,216	40,710,765
SCT receivable	1,650,000	1,650,000
Due from Eli Lilly and Company	1,913,505	472,220
GST receivable	325,376	278,784
Investment tax credits receivable	795,161	693,057
Prepaid expenses and deposits	638,811	974,426

Total current assets	63,421,575	67,732,117
Capital assets, net	894,698	958,689
Intangible assets	26,531,541	26,185,155

	90,847,814	94,875,961

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,549,717	1,576,190
Due to Elan Pharma International Limited	2,060,123	1,795,242

Total current liabilities	3,609,840	3,371,432
Deferred revenue	27,736,750	27,736,750
Leasehold inducement	77,166	80,024

Total liabilities	31,423,756	31,188,206

Shareholders’ equity
Common shares	160,471,098	160,262,540
Contributed surplus	4,492,251	4,492,251
Stock options	3,654,276	3,093,735
Deficit	(109,193,567)	(104,160,771)

Total shareholders’ equity	59,424,058	63,687,755

	90,847,814	94,875,961

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

	Three-month period ended September 30, 2008	Three-month period ended September 30, 2007
	$	$
REVENUES
Licensing fees	—	32,811

	—	32,811

EXPENSES
Research and development	3,782,048	2,765,799
General and administrative	1,548,098	1,332,181
Amortization	791,229	659,318
Foreign exchange gain	(685,249)	(29,030)
Loss on disposal of capital assets	10,294	—

	5,446,420	4,728,268

Loss before the following:	(5,446,420)	(4,695,457)
Interest income from held-to-maturity investments	413,624	596,479

Net loss and comprehensive loss for the period	(5,032,796)	(4,098,978)

Basic and diluted net loss per common share	$(0.22)	$(0.18)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the three-month period ended September 30, 2008 and year ended June 30, 2008

(Unaudited)

	Number of Shares	Share Capital	Contributed Surplus	Stock Options	Deficit	Total Shareholders’ Equity
	#	$	$	$	$	$
Balance, July 1, 2007	21,230,741	133,988,318	4,487,752	1,538,396	(89,691,569)	50,322,897

Adjustment to opening deficit for change in accounting policy related to financial instruments	—	—	—	—	1,650,000	1,650,000
Issued pursuant to private placement, net	1,736,107	23,968,567	—	—	—	23,968,567
Issued as additional consideration regarding Ellipsis Neurotherapeutics Inc.	174,123	1,890,976	—	—	—	1,890,976
Stock options exercised or cancelled	45,736	414,679	4,499	(166,534)	—	252,644
Stock-based compensation expense	—	—	—	1,721,873	—	1,721,873
Net loss and comprehensive loss for the year	—	—	—	—	(16,119,202)	(16,119,202)

Balance, June 30, 2008	23,186,707	160,262,540	4,492,251	3,093,735	(104,160,771)	63,687,755

Stock options exercised or cancelled	28,453	208,558	—	(83,007)	—	125,551
Stock-based compensation expense	—	—	—	643,548	—	643,548
Net loss and comprehensive loss for the three-month period ended September 30, 2008	—	—	—	—	(5,032,796)	(5,032,796)

Balance, September 30, 2008	23,215,160	160,471,098	4,492,251	3,654,276	(109,193,567)	59,424,058

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three-month period ended September 30, 2008	Three-month period ended September 30, 2007
	$	$
OPERATING ACTIVITIES
Net loss for the period	(5,032,796)	(4,098,978)
Add (deduct) items not involving cash:
Amortization of:
capital assets	48,853	59,204
intangible assets	784,894	644,611
leasehold inducement	(2,858)	(2,858)
Stock-based compensation expense	643,548	324,790
Loss on disposal of capital assets	10,294	—
Unrealized foreign exchange (gain) loss	(373,484)	15,497
Accrued interest on held-to-maturity investments	(174,597)	(442,382)
Net change in operating assets and liabilities	(1,015,958)	(1,573,987)

Cash used in operating activities	(5,112,104)	(5,074,103)

INVESTING ACTIVITIES
Maturity of short-term investments	108,145,816	161,473,726
Purchase of short-term investments	(98,473,182)	(160,529,878)
Purchase of capital assets	(43,317)	(3,247)
Purchase of intangible assets	(1,131,280)	—
Proceeds on disposal of capital assets	48,161	—

Cash provided by investing activities	8,546,198	940,601

FINANCING ACTIVITY
Proceeds from issuance of common shares, net	125,551	24,038,446

Cash provided by financing activity	125,551	24,038,446

Impact of foreign exchange on cash and cash equivalents	372,996	(15,497)

Net increase in cash and cash equivalents during the period	3,932,641	19,889,447
Cash and cash equivalents, beginning of period	22,952,865	1,377,387

Cash and cash equivalents, end of period	26,885,506	21,266,834

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com